UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 3, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No 39 of June 23, 2006)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on June 23, 2006 by the decision of the Board of Directors of the Company made on April 7, 2006.

The Annual General Meeting was conducted in form of a meeting (voting may be effected by completed voting ballots sent to VimpelCom).

The Meeting was held at 10 Ulitsa 8 Marta, bldg. 14, Moscow, Russian Federation.

The total number of votes held by the shareholders that participated in the Meeting was 41,355,939 constituting 71.66% of the total number of votes of the outstanding voting stock of the Company held by the Shareholders – holders of the voting stock.

The Meeting had a quorum.

Chairman of the Meeting – Chairman of the Board of Directors – Mr. D. Haines.

Secretary of the Meeting – Secretary of the Board of Directors – Mr. J. McGhie.

The agenda of the Meeting:

1. Approval of the 2005 VimpelCom Annual Report;

2. Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2005 (prepared in accordance with Russian statutory accounting principles);

3. Allocation of profits and losses resulting from 2005 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A;

4. Election of the Board of Directors;

5. Election of the Audit Commission;

6. Approval of external auditors;

7. Approval of compensation to the members of the Board of Directors; and

8. Approval of compensation to the members of the Audit Commission.

The following decisions were made by the Meeting on each agenda Item:

Item No 1: Approval of the 2005 VimpelCom Annual Report.

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
24,647,443	15,339,408	1,368,438

The decision taken:

To approve the 2005 VimpelCom Annual Report.

Item No 2: Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2005 (prepared in accordance with Russian statutory accounting principles).

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
24,622,844	15,344,689	1,387,756

The decision taken:

To approve VimpelCom’s 2005 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC..

Item No 3 Allocation of profits and losses resulting from 2005 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A:

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
40,481,124	590,951	283,213

The decision taken:

To not pay annual dividends to holders of common registered shares based on 2005 results; to pay annual dividends to holders of preferred registered shares of type A based on 2005 results in the amount of 0.1 kopeck per share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2005 operating results into the business.

Item No 4: Election of the Board of Directors.

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of cumulative votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 519,368,598.

The number of cumulative votes held by persons who participated in the Meeting, is 372,203,451.

Quorum on the item put for voting was present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
David J. Haines	37,394,699
Mikhail M. Fridman	37,851,760
Arve Johansen	38,162,390
Michael Leibov	13,868,488
Jo Lunder	38,171,884
Oleg A. Malis	37,822,399
Leonid R. Novoselsky	37,802,340
Alexey M. Reznikovich	37,832,497
Fridtjof Rusten	38,162,190
Henrik Torgersen	38,162,884
Larry A. Zielke	5,826,937

The decision taken:

To elect the following members to the Board of Directors: David J. Haines, Jo Lunder, Henrik Torgersen, Arve Johansen, Fridtjof Rusten, Mikhail M. Fridman, Alexey M. Reznikovich, Oleg A. Malis, Leonid R. Novoselsky.

Item No 5: Election of the Audit Commission.

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
40,710,286	5,987	639,016

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.

Item No 6: Approval of external auditors.

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
34,633,591	0	100

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2006 results.

Item No 7: Approval of compensation to the members of the Board of Directors

The results of the vote on the seventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
40,520,734	145,204	689,351

The decision taken:

To approve the following program of compensation for members of VimpelCom’s Board of Directors:

1.	Board Director Retainer: US$ 100,000 per year to each Unaffiliated director and US$ 40,000 per year to each Affiliated director, as well as reimbursement of any expenses incurred in connection with service on the Board. Chairman to receive US$ 250,000 retainer per year.

2.	Committee Chairman Retainer: Additional US$ 25,000 per year for serving as head of any official committee of the Board of Directors.

3.	Phantom Stock Grants: To leave in place the existing phantom stock plan on the terms approved previously by the decision of the shareholders.

•	To determine that only physical persons will be eligible to receive compensation and phantom stock grants. If a director is required by his employer to transfer or assign any board compensation received by serving on external boards, then all compensation will be waived by such director and the Company will not have any obligation to pay compensation if such compensation is to be transferred to a third party or company.

•	To determine that a board member can waive his or her rights to compensation for service on the Board of Directors, but that a board member is prohibited from transferring or assigning his or her rights to compensation for service on the Board of Directors.

•	To establish that this decision shall become effective from the date of its approval by the annual general meeting of shareholders.

•	To authorize the Board, with input from the Compensation Committee, to work out the detailed rules for implementation of this resolution including the definition of the terms “Affiliated” and “Unaffiliated”.

•	To establish that this decision shall apply to all members of the Board of Directors, including those elected (re-elected) at this annual general meeting of shareholders and to those elected (re-elected) at future annual general meetings of shareholders, until this decision is canceled or modified by a subsequent decision of the shareholders.

Item No 8: Approval of compensation to the members of the Audit Commission

The results of the vote on the eighth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting, is 41,355,939.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
40,522,317	144,610	688,362

The decision taken:

To approve the following program of compensation for members of VimpelCom’s Audit Commission: US$ 100,000 per year for the chairman of the Audit Commission and US$ 40,000 per year for each other member, as well as reimbursement of any expenses incurred in connection with service on the Audit Commission.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 214 dated June 22, 2006): Nikitin Andrey Nikolaevich (chairman), Zvereva Yulia Vladimirovna (secretary), and Rasskazova Lyubov Alekseevna (member).

Chairman of the Meeting	/s/ David Haines	David Haines

Secretary of the Meeting	/s/ Jeffrey McGhie	Jeffrey McGhie

June 23, 2006